Exhibit 12

Integrys Energy Group
Ratio of Earnings to Fixed Charges

	2008
(Millions)	3 months	2007	2006	2005	2004
EARNINGS
Income available to common shareholders	$135.8	$251.3	$155.8	$157.4	$139.7
Discontinued operations, net of tax	0.0	(73.3)	(7.3)	(11.5)	13.8
Cumulative effect of change in accounting principles, net of tax	-	-	-	1.6	-
Federal and state income taxes	78.3	86.0	45.0	39.6	30.4

Pretax earnings from continuing operations	214.1	264.0	193.5	187.1	183.9

Loss (income) from less than 50% equity investees	(14.3)	(32.8)	(16.6)	(10.3)	(3.6)
Distributed earnings of less than 50% equity investees	10.5	36.6	29.6	17.8	11.7

Fixed charges	40.5	174.6	107.0	69.5	61.5

Subtract:
Preferred dividend requirement	1.3	5.2	5.3	4.9	4.7
Minority interest	-	0.1	3.8	4.5	3.4
Total earnings as defined	$249.5	$437.1	$304.4	$254.7	$245.4

FIXED CHARGES
Interest on long-term debt, including related amortization	$33.7	$118.1	$54.3	$51.2	$48.9
Other interest	4.3	46.7	45.1	11.2	6.0
Distributions - preferred securities of subsidiary trust	-	-	-	-	-
Interest factor applicable to rentals	1.2	4.6	2.3	2.2	1.9
Preferred dividends (grossed up) (see below)	1.3	5.2	5.3	4.9	4.7

Total fixed charges	$40.5	$174.6	$107.0	$69.5	$61.5

Ratio of earnings to fixed charges	6.2	2.5	2.8	3.7	4.0

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$0.8	$3.1	$3.1	$3.1	$3.1

Tax rate *	36.2%	40.6%	41.7%	36.9%	33.7%

Preferred dividends (grossed up)	$1.3	$5.2	$5.3	$4.9	$4.7

* The tax rate has been adjusted to exclude the impact of tax credits.